UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 20, 2003**

Transcat, Inc.

(Exact name of registrant as specified in charter)

Ohio	**000-03905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Vantage Point Drive, Rochester, New York	**14624**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **585-352-7777**

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits.

   (c)   Exhibit 99.1 – Transcat, Inc. Press Release dated November 19, 2003

   (c)   Exhibit 99.2 – Transcat, Inc. Presentation to Western New York Investors Conference

Item 12. Results of Operations and Financial Condition.

On November 19, 2003, Transcat, Inc. (the "Company") issued a press release announcing its invitation to present at the Western New York Investors Conference in Buffalo, New York on Thursday, November 20, 2003. The Company's press release and the presentation are furnished as Exhibits 99.1 and 99.2 to this Form 8-K and are incorporated herein by reference.

The information in this Form 8-K, including Exhibits 99.1 and 99.2, are being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


TRANSCAT, INC.


Dated: November 20, 2003   By: /s/ Charles P. Hadeed

                                              Charles P. Hadeed
                                              Vice President – Finance


INDEX TO EXHIBITS


(99) Additional Exhibits

Exhibit 99.1 Transcat, Inc. Press Release dated November 19, 2003

Exhibit 99.2 Transcat, Inc. Presentation to Western New York Investors Conference